EXHIBIT 99.1

Pengrowth Announces $65 Million 2018 Capital Budget With Expected Growth of 25 Percent in Exit Production

CALGARY, Alberta, Jan. 17, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (TSX:PGF) (NYSE:PGH) today announced that the Company’s Board of Directors has approved a 2018 capital expenditure budget of $65 million.  2018 capital spending will be focused on adding production volumes at the Company’s two 100 percent owned and operated assets at Lindbergh and Groundbirch.

The 2018 capital budget is expected to grow production volumes through the course of the year from a December 2017 exit production rate of approximately 19,000 barrels of oil equivalent per day (boe/d), excluding the Quirk Creek production volumes, to an estimated 2018 exit rate of approximately 24,000 boe/d, representing approximately 25 percent production growth in 2018. On an annual basis, the 2018 budget is expected to deliver average daily production of between 22,500 and 23,500 boe/d.

Derek Evans, President and Chief Executive Officer said, “Our 2018 capital budget continues our strategy of putting capital to work growing our production at Lindbergh, one of the most economic, long life thermal projects in Canada. Our 2018 and 2019 WCS differential hedging and apportionment protection in combination with our low operating cost structures are expected to provide us with strong, predictable netbacks for this growing production stream.”

2018 Capital Plan

The Company has allocated approximately $45 million towards continued development and maintenance activities at its Lindbergh thermal project. Lindbergh is Pengrowth’s primary oil asset and with continued development is expected to deliver long-term growth in production and cash flow to the Company.

2018 development plans at Lindbergh will focus on continued optimization activities, including the drilling of eight additional infill wells. Approximately $33 million of the Lindbergh capital has been allocated to the optimization and infill well program. The remaining capital will be allocated to maintenance and enhancement activities to support the continued production growth from existing operations.

The wells that were drilled in 2017 as part of the optimization program are now on production and are contributing to growth in Lindbergh production volumes, with production from the project expected to reach 16,000 bbl/d by the end of the first quarter 2018. The eight infill wells in the 2018 capital program are scheduled to be drilled in the second quarter of 2018 and are expected to be brought on stream in the fourth quarter of 2018, increasing Lindbergh production to approximately 18,000 bbl/d by the end of the year.

At Groundbirch, Pengrowth’s Montney property in north east British Columbia, $17 million of capital is being directed to the completion and tie-in of the four wells which where drilled in the fourth quarter of 2017. The completion of these wells is expected to increase natural gas production from Groundbirch from the current 9.0 million cubic feet per day (MMcf/d) to approximately 30 MMcf/d, with the initial volumes coming on by the end of April 2018. In addition to the drilling program, Pengrowth is working on the completion of a compression project which is expected to allow the Company to shift transportation of natural gas production at Groundbirch away from Station Two and onto the Nova system. Once production is on the Nova system, it is anticipated that the majority of the natural gas produced (approximately 87 percent) will be transported to Lindbergh where it will be used to support the energy requirements of that project.

The pace of development at Groundbirch will be dependent on the energy requirements for Lindbergh operations. It is the Company’s intention to utilize the majority of Groundbirch’s produced natural gas in its thermal operations and avoid having to export natural gas outside of the Western Canadian Sedimentary Basin.

An additional $3.0 million of capital has been allocated to Pengrowth’s remaining conventional assets as well as for general corporate purposes.

Production Guidance

The anticipated make-up of 2018 expected average production volumes of 22,500 to 23,500 boe/d, using the mid-point of guidance, is set out below:

2018 Production Volume Summary
Light oil and NGLs (bbl/d)	1,800
Thermal oil (bbl/d)	16,500
Total liquids (bbl/d)	18,300
Natural gas (MMcf/d)	28.2
Total production* (boe/d)	23,000
*assumes mid-point of production guidance

Operating Expenses

Total 2018 corporate operating costs are expected to be materially lower compared to 2017 costs primarily as a result of the Company’s significant asset disposition activities in 2017. This process resulted in the sale of several high cost legacy assets, leaving the Company with a portfolio centering on two 100 percent owned and operated, low cost, growth assets. On a unit basis, operating expenses are expected to be between $10.50/boe to $11.50/boe, representing a decline of approximately 17 percent from 2017 operating cost guidance, based on the midpoint of guidance. Pengrowth will continue with its emphasis on cost minimization and will seek out opportunities to further reduce its operating costs where possible.

Cash General and Administrative Expenses

With the extensive asset sales completed in 2017, the Company has been reducing its staff count to align with its refocused asset base. This process is expected to be completed in the first half of the year and, as a result, the Company expects to see a bifurcated cash general and administrative (G&A) expense profile in 2018, with G&A expenses being higher in the first half of the year averaging $3.93/boe and ultimately falling lower in the second half of 2018 to $2.46/boe. This is expected to result in full year 2018 cash G&A costs in a range of $3.10/boe and $3.35/boe, representing a decrease of approximately 14 percent from 2017 G&A guidance, based on the mid-point of guidance.

Risk Management

The ongoing production growth in Canadian heavy oil and lack of new export pipeline capability has resulted in a widening of the Western Canadian Select (WCS) price differential. Pengrowth has afforded itself protection from this volatility through its hedging activities. For 2018, the Company has locked in the WCS heavy oil price differential at US $16.82/bbl for 17,000 bbl/d of Lindbergh blended production through physical sales. These sales provide stability to WTI-WCS differential pricing and in addition, these sale agreements ensure the Company has committed purchases for approximately 75 percent of its forecast Lindbergh production. In the fourth quarter, the delivery of Lindbergh production to these purchasers resulted in an operating netback of $23.19/bbl.

Lindbergh Q4 2017 netback	$/bbl
Sales revenue	$39.56
Royalties	$2.86
Transportation	$2.90
Operating expenses	$10.61
Operating Netback	$23.19

In addition to the WCS heavy oil price differential protection, Pengrowth has in place financial hedging contracts for 10,000 boe/d of 2018 oil production outlined in the following table:

2018 Financial contracts	US$/bbl	Bbl/d
Collars
Ceiling	$53.48	2,000
Floor	$48.00	2,000

Swaps	$49.97	8,000

2018 Forecast Guidance Summary

The following is a summary of Pengrowth’s 2018 guidance and does not reflect any anticipated acquisition or divestment activity.

2018 Full Year Guidance
Average daily production (boe/d)	22,500 to 23,500
Total capital expenditures ($ millions)	65
Royalties[1] (% of sales)	6.0
Operating costs[2] ($ per boe)	10.50 to 11.50
Cash G & A2 ($ per boe)	3.10 to 3.35
Royalties are before impacts of commodity risk management activities Per boe estimates based on high and low ends of production guidance

Outlook

Pengrowth is a leaner, more focused organization than it was in 2017 and is underpinned by two 100 percent owned and operated growth assets at Lindbergh and Groundbirch. The Company’s capital focus is centered on continued efforts at its Lindbergh project, which is expected to ultimately grow oil volumes to 40,000 to 50,000 bbl/d once fully developed, supported by natural gas from its Groundbirch Montney gas development.

Pengrowth is formalizing a comprehensive strategy for the next phase of development at Lindbergh that contemplates splitting the expansion into smaller phases with a more manageable cost outlay per phase without impacting the ultimate potential for Lindbergh reaching 40,000 bbl/d to 50,000 bbl/d.

About Pengrowth:

Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Production and reserves, unless otherwise noted, are stated as Company Interest. Company Interest, as used herein, means Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus any royalty interest in production or reserves at the wellhead.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect  to expected 25% growth in exit production; anticipated $65 million of capital expenditures in 2018 and the focus thereof on adding production volumes at Lindbergh and Groundbirch; expected growth in exit production to approximately 24,000 boe/d in 2018; expected average daily production in 2018; expectation of Lindbergh being one of the most economic, long life SAGD projects in Canada; expectations regarding netbacks at Lindbergh; allocation of 2018 capital budget; expected long-term growth in production and cash flow from Lindbergh; continued optimization activities at Lindbergh including the drilling of eight additional infill wells; expected production of 16,000 boe/d by the end of the first quarter of 2018 at Lindbergh and 18,000 boe/d by the end of the year; expectation of new infill wells to be on stream by the fourth quarter of 2018; anticipated completion and tie-in of four wells at Groundbirch in the first quarter of 2018; expected increase in production at Groundbirch to 30 MMcf/d by the end of 2018 with initial volumes coming on by the end of April 2018; expected completion of a compression project at Groundbirch which is expected to allow the Company to shift transportation from Station Two on to the Nova system and expectation that the majority of gas produced at Groundbirch will then be transported to Lindbergh to be used to support the energy requirements of that project; plans to utilize the majority of Groundbirch natural gas in the Company’s thermal operations; anticipated breakdown of expected 2018 production volumes; anticipated operating expenses and decrease from 2017 guidance; anticipated G&A expenses and decrease from 2017 guidance; 2018 royalty guidance; ultimate development potential of Lindbergh; and the expectation of being able to develop the next expansion of Lindbergh in smaller phases. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2017.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.